Squire Patton Boggs (US) LLP
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O +1 513 361 1200
F +1 513 361 1201
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Cassandra W. Borchers
T +1 513 361 1200
cassandra.borchers@squirepb.com

May 1, 2025

VIA E-MAIL AND EDGAR CORRESPONDENCE

Ms. Thankam Varghese

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Align Alternative Access Fund: File Nos. 333-283452; 811-24029

Dear Ms. Varghese:

On April 14, 2025, Align Alternative Access Fund (the “Registrant” or the “Trust”) filed an Amended Registration Statement on Form N-2 with the U.S. Securities and Exchange Commission. You provided comment on April 15, 2025. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Squire Patton Boggs (US) LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Amendment. Please note that added language is in italics and deleted language appears struck through.

PROSPECTUS COMMENTS

1.	Comment: Under the heading, “Summary of Risks”, the sixth bullet indicates that the Fund may borrow money for investment purposes, to pay operating expenses, to satisfy repurchase requests from Investors and to otherwise provide the Fund with liquidity. Please explain why the Fee Table on p. 8 does not include a line item for interest on borrowed funds and update the Table to include an estimate for interest to the extent appropriate.

Response: The Registrant does not anticipate borrowing within the first year of the Fund’s operations. Accordingly, the Fee Table on p. 8 does not include a line item for interest on borrowed funds.

The Registrant has retained the aforementioned language regarding borrowing in the Registration Statement to provide flexibility for future borrowing and will update the Fee Table to include a line item for interest if and/or when appropriate.

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Squire Patton Boggs (US) LLP	Ms. Varghese
VIA E-MAIL	May 1, 2025

2.	Comment: In Footnote 1 to the Fee Table on p. 8, indicates that Other Expenses are estimated on Fund net assets of $100,000,000. It is not appropriate to use the level of assets expected for the end of the fiscal year to estimate Other Expenses. Please utilize the weighted average or another reasonable approach to estimate Other Expenses and update the Fee Table accordingly.

Response: Other Expenses in the Fee Table on p. 8 have been revised to reflect average net assets of $50,000,000. This average net asset figure was calculated using the estimated fiscal year-end net assets of $100,000,000, modified to reflect a conservative estimate of the timing for Fund purchases. Based upon the Sovereign clients that will invest and existing investment adviser relationships, the Registrant believes these numbers are appropriate.

3.	Comment: Footnote (1) to the Fee Table on p. 8 indicates that Other Expenses are estimated on Fund net assets of $100,000,000. If $100,000,000 is the assumed average net asset amount, please provide support for this assumption or revise if necessary. If a revision to such assumption is not made, please represent in your correspondence that the Fee Table will be revised and filed as a sticker if and as soon as the Registrant realizes that the amount currently disclosed will not be sold.

Response: Per the above, Other Expenses in the Fee Table on p. 8 have been revised to reflect average net assets of $50,000,000. The Registrant will file a sticker if their projections are not accurate. Based upon the Sovereign clients that will utilize the Fund, Registrant is confident in the current estimates.

4.	Comment: Under the heading, “Tender Offer Fund,” Rule 14e-8 under the Exchange Act of 1934 prohibits announcements of tender offers without the intention to commence such offers within a reasonable time. Please revise the entire registration statement to limit the discussion of tender offers to general information like how tender offers will be funded, any general frequency (i.e., quarterly, semi-annually, annually, etc.), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the Fund to achieve its investment objectives, and potential tax consequences to investors. We believe that specific procedures that the Fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, and when payment will be made are more appropriate to disclose in the tender offer documents sent to investors when an offer is made.

Response: Requested revisions have been made to the registration statement to limit the discussion of tender offers to general information about such tender offers. Specifically, we have also removed items 1-10 list on pages 12-13 of the SAI, as discussed with the Staff.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM COMMENT

5.	Comment: The Consent of Independent Registered Public Accounting Firm states that its report “relating to the financial statements and financial highlights” of the Registrant “which are included in Form N-CSR for the period ended March 20, 2025”. These statements are not correct. Please include a revised Consent of Independent Registered Public Accounting Firm which omits the incorrect statements.

Response: The incorrect statements have been omitted from the revised Consent of Independent Registered Public Accounting Firm dated April 23, 2025.

Squire Patton Boggs (US) LLP	Ms. Varghese
VIA E-MAIL	May 1, 2025

SIGNATURE PAGE

6.	Comment: Please add the signature of the Principal Accounting Officer to the signature page and update the “Title” column to indicate that the registration statement has been signed by the Principal Accounting Officer.

Response: The registration statement has been signed by the Registrant’s Principal Financial Officer, Frederick Teufel. The additional title of Principal Accounting Officer has been added.

If you have any questions concerning this request, please contact the undersigned at +1.513.361.1249.

Best regards,

/s/ Cassandra W. Borchers
Cassandra W. Borchers
Partner

CC:	Ashley Vroman-Lee Charles Failla

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